Exhibit 21.1

Subsidiaries of LINKBANCORP, Inc.

The following entities comprise the direct and indirect Subsidiaries of the Company:

Name Jurisdiction of Incorporation or Organization

The Gratz Bank Pennsylvania

GNB Investment Corp. Delaware